

Mail Stop 3030

September 28, 2009

Via Facsimile and U.S. Mail

Mr. Kenneth S. Forster
Chief Executive Officer
APC Group, Inc.
3526 Industrial Avenue
Fairbanks, AK   99701

> **Re: APC Group, Inc.**
> **Form 10-KSB for fiscal year ended November 30, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the quarterly period ended May 31, 2009**
> **File No. 0-52789**

Dear Mr. Forster:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended November 30, 2008

<u>Item 8A(T). Controls and Procedures, page 26</u>

<u>Evaluation of Disclosure Controls and Procedures, page 26</u>

1.   We note your disclosure that the company's CEO and CFO have concluded that your disclosure controls and procedures were not effective because material weaknesses in internal control over financial reporting were identified in the areas of material non-routine transactions and limitations on segregation of duties. Please revise your future filings including any amendment to this filing to disclose when these material weaknesses were identified, by whom they were identified and when the material weaknesses first began. Additionally, include your complete plan for remediation of all material weaknesses. Alternatively, if the material weaknesses have been remediated, revise future filings to disclose any changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

<u>Management's Report on Internal Control over Financial Reporting, page 26</u>

2.   We note your disclosure here related to management's report on internal control over financial reporting as of November 30, 2008. However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of November 30, 2008. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of November 30, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

3.   We note your disclosures here regarding several material weaknesses in your internal control over financial reporting "such that there is a reasonable possibility that a material misstatement of [y]our annual or interim financial statements will not be prevented or detected on a timely basis." Please tell us and revise future filings as appropriate, including any amendment to this filing, to discuss how you have compensated for these material weaknesses in order to ensure that the financial statements presented in this Form 10-KSB are free from material misstatement.

4.   Further to the above, please revise this report in future filings, including any amendment to this filing, to also include the disclosure required by Item 308(a)(4) of Regulation S-K. In this regard, the last paragraph in this section is partially in error since all of the information preceding it represents "a report of management's assessment regarding internal control over financial reporting."

<u>Form 10-Q for the quarterly period ended May 31, 2009</u>

Note 7. Stock Options, page 6

5.   We note that you have issued stock options and other equity instruments to non-employees during the six months ended May 31, 2008. Revise your note in future filings to disclose your accounting policy for equity instruments issued to non-employees. Refer to 718-10 and 505-50 and FASB Accounting Standard Codification.

6.   Further to the above, we note that you utilized the Black Scholes Option pricing model to determine the fair value of your options issued. Please revise future filings to explain how you determined the assumptions utilized in this models including the volatility, risk free interest rate, expected life, etc. Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

Item 2. Management's Discussion and Analysis, page 9

Liquidity and Capital Resources, page 11

7.   Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Tara L. Harkins
Reviewing Accountant